

DLA Piper US LLP
400 Capitol Mall, Suite 2400
Sacramento, California 95814-4428
www.dlapiper.com

Kevin A. Coyle
kevin.coyle@dlapiper.com
T 916.930.3240
F 916.403.1627

September 13, 2007

OUR FILE NO. 348395-900100

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: **Unify Corporation**
Registration Statement on Form S-1, as amended Filed September 13, 2007
File No. 333-142045

Ladies and Gentlemen:

We are writing on behalf of our client, Unify Corporation (the "Company" or "Unify"), in response to the letter of comments from Mark P. Shuman, Branch Chief – Legal, of the United States Securities and Exchange Commission (the "Commission") to Unify Corporation (the "Company") dated September 10, 2007.

The numbered paragraphs below restate the numbered paragraphs in the Commission's letter to the Company, and the discussion set out below each such paragraph is the Company's response to the Commission's comment. All factual information about the Company was provided by the Company.

The Company is filing this response letter, plus a copy of Form S-1 with marked changes since the August 27, 2007 filing which is attached as Attachment A to this letter.

The Company is also filing separately its request for acceleration of the above-referenced registration statement.

<u>Form S-1/A</u>

<u>General</u>

1. *Please revise your disclosure to include a brief description of the concurrent offering by SSF of 1,614,167 shares on the Form S-1 (file no. 333-117628), including the material information from your response to prior comment 9 from our letter dated June 5, 2007. Reference to this concurrent offering should also be made on the prospectus cover page of this registration statement. Finally, you should revise the text of your first risk factor to note that SSF and ComVest will be eligible to sell 3,554,167 shares of common stock, or 93% of the outstanding shares held by non affiliates, pursuant to these two registration statements.*



United States Securities and Exchange Commission
September 13, 2007
Page Two

The Company has added the 2004 Private Placement disclosures as requested to the cover page and to the description of the securities as part of the Selling Stockholders section of the Prospectus. (Included in the disclosure is a discussion regarding the gross proceeds and any subsequent payments to SSF and the pricing of the common stock and warrants as compared to the market price of the Company's common stock as of the closing date of the 2004 Private Placement.) Additionally, we have added the additional disclosure to the first risk factor as requested.

Incorporation of Certain Documents by Reference, page 8

2.   *Please revise your incorporation by reference section to include the amended Forms 10-Q filed on May 1, 2007, as these filings were made subsequent to your fiscal year end.*

The disclosure in this section has been revised to include the May 1, 2007 filing. The Company has also incorporated by reference the Form 10-Q for the quarter ended July 31, 2007 filed on September 13, 2007.

Undertakings, page II-3

3.   *Please refer to prior comment 16 from our letter dated June 5, 2007 and prior comment 10 from our letter dated August 21, 2007. As previously requested, please revise to provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable. For further guidance on the proper undertaking to provide, please see Release 33-8591 (Aug. 3, 2005) available on our website at www.sec.gov.*

The disclosure in the revised S-1 has been amended as requested. We have concluded that the Company is relying on Rule 430C and the Company has consequently included the undertakings required by Item 512(a)(5)(ii).



United States Securities and Exchange Commission
September 13, 2007
Page Three

If you should have any questions, please do not hesitate to contact me.

Very truly yours,

DLA Piper US LLP

/s/ Kevin A. Coyle

Kevin A. Coyle
Partner

Admitted to practice in California and New York

KAC:smp